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April 11, 2018

VIA EDGAR AND ELECTRONIC MAIL

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Newell Brands Inc. (“Newell” or the “Company”) Revised Preliminary Proxy Statement on Schedule 14A Filed April 4, 2018 by Starboard Value LP et al. (collectively, “Starboard”) File No. 001-09608

Dear Ms. Posil:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 9, 2018 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the definitive proxy statement filed by Starboard on April 10, 2018 (the “Proxy Statement”).

General

1.	Disclosure indicates that you are now seeking to elect a minority of the Board, but you include the biographies of eight individuals which would constitute a majority of the Board. Please disclose the number of nominees you are seeking to elect.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see changes made throughout the Proxy Statement, including pages 1, 2, 4, 14 and 23, revealing that Starboard is seeking to elect four candidates to the Board.

Background to the Solicitation, page 5

2.	Please revise to clarify whether the Group Agreement was terminated in its entirety and, if it was not, disclose whether Messrs. Ashken, De Sole, Franklin and Lillie are still parties to the Group Agreement and bound by the terms and conditions thereof.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 11, 2018

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. The revised disclosure clarifies that Messrs. Ashken, De Sole, Franklin and Lillie were removed as parties to the Group Agreement on March 20, 2018 (and Messrs. Alford and Sonsteby were removed as parties to the Group Agreement on April 9, 2018), but the members of Starboard and the Nominees remain as parties to the Group Agreement. Please see pages 8, 9 and 17 of the Proxy Statement.

*        *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc:	Jeffrey C. Smith, Starboard Value LP Steve Wolosky, Olshan Frome Wolosky LLP Ryan Nebel, Olshan Frome Wolosky LLP